Final Pricing Term Sheet

June 27, 2011

Filed Pursuant to Rule 433

Registration No. 333-175150

Carpenter Technology Corporation

Pricing Term Sheet

Issuer:	Carpenter Technology Corporation

Size:	$250,000,000

Maturity:	July 15, 2021

Coupon:	5.200%

Price:	99.835% of face amount

Yield to maturity:	5.221%

Spread to Benchmark Treasury:	2.30%

Benchmark Treasury:	UST 3.125% Notes due May 15, 2021

Benchmark Treasury Price and Yield:	101-23+ / 2.921%

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2012

Optional Redemption Provisions/Make-whole call:

At any time prior to April 15, 2021 at the option of the Company, all or a portion of the Notes may be redeemed at any time, or from time to time, on no less than 30 nor more than 60 days’ notice mailed to holders thereof, each at a make-whole price equal to the greater of (i) 100% of the principal amount of the Notes and (ii) the present value of the remaining scheduled payments of principal and interest discounted at a rate equal to Treasury plus 35 basis points, in each case, plus accrued and unpaid interest to the redemption date.

At anytime on or after April 15, 2021 (three months prior to their maturity date), at the option of the Company, all or a portion of the Notes may be redeemed at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on the principal amount of the Notes to be redeemed to the date of redemption.

Settlement:	T+3; June 30, 2011

CUSIP/ISIN:	144285 AJ2 / US144285AJ27

Ratings:	Moody’s: Baa3 / S&P: BBB

Book Runners:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. PNC Capital Markets LLC Santander Investment Securities Inc.

Note: The securities ratings above are not recommendations to buy, sell or hold the securities. The ratings may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533, or contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.